Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
NTCT - Q3 2015 NetScout Systems Inc Earnings Call
EVENT DATE/TIME: JANUARY 22, 2015 / 01:30PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

CORPORATE PARTICIPANTS

Andrew Kramer NetScout Systems, Inc. - VP IR

Anil Singhal NetScout Systems, Inc. - President, CEO

Michael Szabados NetScout Systems, Inc. - COO

Jean Bua NetScout Systems, Inc. - SVP, CFO

CONFERENCE CALL PARTICIPANTS

Mark Kelleher D.A. Davidson & Co. - Analyst

Scott Zeller Needham & Co. - Analyst

Kevin Liu B. Riley & Co. - Analyst

Eric Martinuzzi Lake Street Capital - Analyst

Alex Kurtz Sterne Agee & Leach Inc. - Analyst

Chad Bennett Craig-Hallum Capital Group - Analyst

Matt Robison Wunderlich Securities Inc. - Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to NetScout’s third quarter of fiscal year 2015 operating results conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Instructions will be given to you at that time. As a reminder, this conference call is being recorded.

With us today is NetScout’s President and CEO, Mr. Anil Singhal. He is accompanied by NetScout’s Chief Operating Officer, Mr. Michael Szabados; the Company’s Chief Financial Officer, Ms. Jean Bua; and Vice President of Investor Relations, Andrew Kramer. At this time, I will turn the call over to Andrew Kramer.

Andrew Kramer - NetScout Systems, Inc. - VP IR

Thank you, Heather. Good morning, everyone. Welcome to NetScout’s fiscal 2015 third-quarter conference call for the period ended December 31, 2014. As Heather noted, joining me on this morning’s call are Anil Singhal, NetScout’s Co-Founder, President, and CEO; Michael Szabados, NetScout’s Chief Operating Officer; and Jean Bua, NetScout’s Senior Vice President and Chief Financial Officer.

We have included a slide presentation of key financial data that accompanies the financial section of our prepared remarks. For those listeners who have dialed into the call this morning and would like to view this slide presentation, you can find it by going to our website at www.NetScout.comand then clicking on today’s webcast. You can advance the slides on the webcast viewer if you are listening via the Internet to follow along with our commentary. We will try to remember to call out the slide number we are referencing in our remarks.

In terms of our agenda for today’s call, Anil Singhal will first share his perspective on our results for the quarter and ongoing initiatives to continue our momentum, including an update on our previously announced plans to acquire Danaher’s Communications business. Our COO, Michael Szabados, will provide his perspective on how both service providers and enterprises are benefiting from NetScout solutions. Jean Bua will then provide additional insight into the financial performance as well as discuss our guidance for the fiscal year.

Before we begin with our prepared remarks, I would like to direct your attention to Slide number 3. NetScout’s registration statement on Form S-4, proxy statement, and other documents concerning the proposed acquisition have been filed with the Securities and Exchange Commission. Investors are urged to read the S-4 registration statement and proxy statement, along with other relevant documents filed with the SEC, because they contain important information. Securityholders may obtain a free copy of the registration statement and proxy statement and other documents filed by NetScout with the SEC at the SEC’s website at www.SEC.gov. The registration statement and proxy statement, along with other documents, may also be obtained for free by contacting me directly by telephone at 978-614-4000, by email at IR@NetScout.com, or by mail at Investor Relations, NetScout Systems, Inc., 310 Littleton Road, Westford, Massachusetts 01886.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

This communication is not a solicitation of a proxy from any securityholder of NetScout. However, NetScout, Danaher, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout stockholders in connection with the proposed transaction. Information about NetScout’s directors and officers and their beneficial ownership of NetScout’s common stock may be found in its preliminary proxy statement filed with the SEC on January 9, 2015. This document can be obtained free of charge from the SEC website at www.SEC.gov or on our own website at www.NetScout.com. As a reminder, you can also contact me directly.

Moving on to Slide number 4, I would like to remind everybody listening that forward-looking statements in this presentation are made pursuant to the Safe Harbor provisions of Section 21-E of the Securities Exchange Act of 1934 as amended and other federal securities laws. Investors are cautioned that statements in this presentation which are not historical statements constitute forward-looking statements which involve risks and uncertainties. These include, without limitation, our financial guidance for fiscal year 2015 and the anticipated timing, terms, or benefits of the proposed transaction involving NetScout’s acquisition of the Communications business line of Danaher Corporation constitute forward-looking statements which involve risks and uncertainties. Actual results could differ materially from the forward-looking statements. Risks and uncertainties which could cause actual results to differ include, without limitation, risks and uncertainties associated with the timing and completion of the acquisition and many other risk factors outlined in today’s press release, NetScout’s registration statement on Form S-4 on file with the SEC, and NetScout’s annual report on Form 10-K for the fiscal year ended March 31, 2014, and NetScout’s quarterly reports on Form 10-Q for the quarters ended June 30, 2014 and September 30, 2014, which are on file with the Securities and Exchange Commission and are available on our website. NetScout assumes no obligation to update any forward-looking information contained in this communication or with respect to the announcements described herein.

Finally, I would like to remind you all that while the slide presentation includes both GAAP and non-GAAP results, unless otherwise stated, financial information discussed on today’s call will be on a non-GAAP basis only. Non-GAAP items are described and reconciled to GAAP results in today’s press release and they are included at the end of the slide presentation that is made available online.

I would also like to note that growth rate discussions are based on a year-over-year basis unless otherwise noted.

As reflected in our press release today, NetScout reported strong third-quarter results, which reflects positively on the progress we have made in advancing the type of compelling value proposition that can drive customer adoption. At the same time, we continue to be proactive in meeting with our shareholders to help them appreciate the benefits of our proposed acquisition of Danaher’s Communications business.

I will now turn the call over to Anil and then my other colleagues to expand on these and other points. Anil, please go ahead.

Anil Singhal - NetScout Systems, Inc. - President, CEO

Thank you, Andy. We reported another strong quarter of performance. The revenue for the third quarter was $122.8 million, an 11% increase. We converted this topline growth into 18% EPS growth with non-EPS of $0.59. More importantly, on a year-to-date basis, we have generated revenue of $334.3 million, a 17% increase over the comparable period last year. For the year-to-date period, our non-GAAP EPS of $1.35 per share is 29% higher than the same period one year ago.

Based on our progress thus far, with only one quarter left in the current fiscal year, we have heightened the range of our anticipated fiscal year 2015 revenue to be between $455 million and $460 million. This fine-tuning leaves the midpoint of our range of revenue guidance unchanged. At the same time, we are ahead of our plan on earnings, so we have increased our non-GAAP EPS targets to be between $1.87 per share and $1.91 per share.

During the third quarter, we continued to see our largest service provider customers’ direct spending to NetScout. For the year-to-date, total non-GAAP revenue from service provider customers is up by 20%, which is generally in line with our expectations. Our largest service provider customers continue to use our solutions to help them monitor the overall performance of their 4G networks and increasingly to have them ensure high quality voice-over-LTE services. We believe that the rollout of voice-over-LTE services and other rich communications services will continue to open new doors for NetScout both in the US and abroad.

We also had very, very good growth from our enterprise customers. As more enterprises adopt mobility and cloud-based services, assuring application and network performance and end-user experience have become mission-critical. We are also seeing that our ability to help firms protect and maximize their investment in their unified communication infrastructure is an emerging area where we believe we have further room to build on our momentum.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

We also benefited from another strong quarter of revenue growth in the government sector as our solutions were selected and deployed in several large projects. While the government business can be lumpy, our product portfolio is well-positioned to help departments with major projects around data center consolidation, virtualization, and migration to the cloud.

When we step back and examine our outperformance, we believe it is a positive reflection upon the progress we have made in executing on the long-term strategic plan we developed roughly four years ago. During this period, we have invested significantly in our research and development programs, including acquiring and integrating multiple technology assets. These efforts resulted in the development and introduction of our nGeniusONE unified performance management platform, which was introduced roughly 18 months ago in the summer of 2013. As the first version of this innovative platform is our proprietary patented adaptive session intelligence, or ASI, software. We believe ASI is the most important differentiator of our technology and this is being validated by both our service provider and enterprise customers.

ASI software differentiates nGeniusONE in the marketplace in a number of important ways, most notably by providing customers with real-time operational intelligence and insight into the performance of their networks as well as the subleases and applications that are being delivered across them. As a result, our customers can identify and resolve issues faster and more efficiently and effectively.

In other news, during the past couple of months, we have spent considerable time speaking with investors to discover business and the planned acquisition of Danaher’s Communications business. One of the common questions we are hearing relates to trends in the service provider capital spending and downward shift in capital spending from certain service providers. While customers and prospects are still very early in their specific initiatives, some of the best spots to accomplish this objective will require the deployment of the latest technologies, including voice-over-LTE, virtualization, and SDM. However, adding new technology into the already complex network infrastructure that customers maintain can actually make it harder for them to achieve this gain without the disruptive business — without disrupting business and without negatively impacting customer satisfaction or the end-user experience. That is why we believe we are uniquely positioned to help service providers as the mix of their spending shifts towards these newer complex technologies.

The real-time operational and intelligence capability delivered to traffic business instrumentation, ASI, and nGeniusONE will become even more important in supporting these technology transitions over the coming year. As a result, we believe that these dynamics will lead to our customers increasing their investment in our unique solutions side. This theme is not only beginning to resonate with our service provider customers, but as the promise of full IP conversion takes place, it is also becoming relevant to our enterprise customer base. Enterprises and service providers alike are recognizing the important link between application and service assurance and end-user experience, employee engagement, and customer satisfaction, as well as customer loyalty. We believe that these dynamics, when combined with the anticipated introduction of our new cyber security product we are offering later this year, will enable us to substantially increase the size of our total addressable market size in the near future. However, capitalizing on these opportunities will require substantial investment across all areas of our company, most notably in product development and in sales and marketing. And that is precisely why the acquisition of Danaher’s Communications business is important. From our perspective, it will serve as the catalyst to enter our new next phase of growth, providing us with the access to a much broader range of solutions and technologies while helping to substantially reduce the market risk associated with developing or acquiring automated capabilities and commercializing them.

To reiterate some of the key points supporting the rationale for this transaction that we have articulated to investors over the past few months, the new net card will be better positioned with a better range of best-in-class solutions. As a result of this transaction, we will be able to spend more effectively in our traditional core markets and the new market we expect will roughly double our TAM to over $8 billion. By combining the troubleshooting capabilities within Tektronix Communication with our monitoring capability, we believe we can effectively address the near and long-term service assurance needs for service providers around the world.

In the enterprise market, we will be able to sell into the mid tier of the market with a broader range of monitoring and troubleshooting capabilities, thereby creating cross-selling opportunity into both the NetScout and Fluke customer bases. It jumpstarts our entry into cyber security with a market-leading DDoS platform from Arbor, and we believe we can accelerate our vast expansion into the enterprise market and we can leverage our vast footprint with new security offerings that are currently under development at NetScout. And we also expect to gain access to high-value solutions within the Tektronix Communication business that can take us into new areas such as optimizing radio access networks and business intelligence capability for our customer experience management. These are areas that we were planning to invest in because they are highly complementary to our core capabilities and they will further elevate our value proposition and strategic position with service providers.

The combined company is expected to have substantially stronger go-to-market capabilities. For example, we anticipate gaining access to a much more global and diversified customer base in both the service provider and the enterprise markets. We also — we will also benefit from having a large — larger static global sales organization and establish relationships with valuable resellers in key international markets. And we will also anticipate that there will be substantial cross-selling opportunities arising from having more customers and more touch points within those customers.

Incidentally, I should point out that the feedback we have received from customers has been extremely positive. Customers are recognizing that our combined company will be well-positioned for innovation and to provide superior value. Customers will also benefit by consolidating vendors to their familiar trusted partner.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

In addition to the strategic and tactical benefits that this deal is expected to bring to NetScout, the transaction is also financially compelling. We believe that it will provide us with a longer, broader runway for a solid 10% less annual growth rate on a substantially larger revenue base that is expected to be over $1.2 billion. It is expected to be accretive to non-GAAP EPS in the very first year after the close. It enables us to capitalize on the experience we have gained in integrating acquisitions of various sizes in ways that will create value for customers and drive improved financial performance.

From a synergistic perspective, we anticipate identifying, removing, and begin realizing about 5% of the total Company’s combined cost structure with the majority of that associated with improving gross margin. At the same time, we believe that the global scale will provide us with attracting operating synergies across a range of areas such as support, sales, marketing, R&D, and various back-office functions.

As we align our go-to-market capabilities, we believe that the combination of prudent management of our cost structure using common infrastructure platforms and eliminating or reducing expenses associated with programs and capabilities already in place will help us drive accelerated non-GAAP operating profit margins of 30%-plus and generate very strong free cash flow.

The earnings potential of the combined company has additional room for improvement as we examine ways in which we can improve our tax efficiency and optimize our capital structure. As you know, Danaher will be announcing its year-end results next week and it will provide details on its communications business at that time.

We are very excited about NetScout potential as a result of this acquisition. Here is the limited updated version of our S-4 registration and preliminary proxy statement with the SEC. And we hope that those materials will become effective soon.

At the same time, we are advancing the activities related to antitrust review and approval. As a result, we are comfortable with the previously stated timetable of closing this transaction in the first half of next — or fiscal year 2016.

In summary, we have continued to build on the progress that NetScout has been making for the past several years. We are pleased that this progress is translating into another year of strong growth in both revenue and profit for NetScout.

Looking ahead, we remain enthusiastic about NetScout’s future and the opportunity to build further momentum in the marketplace when we combine forces with Danaher’s Communications business. Setting and achieving ambitious goals is never easy. It requires hard work and perseverance. I would like to commend our employees on their focus, results, and performance during the past quarter.

With that, I will now turn the call over to Michael.

Michael Szabados - NetScout Systems, Inc. - COO

Thank you, Anil. I would like to highlight a few of the different ways that our customers across a variety of industries gain value from our solutions. These types of success stories underpin our ability to deliver strong result in a highly competitive marketplace.

In the service provider market, our largest customers in the US continue to rely on NetScout to help them assure service quality in their 4G LTE networks. At the same time, we are making good progress to renew projects with service provider customers outside of the United States and these efforts have contributed to growth, both in Europe and in Asia of late. For example, a large Southeast Asian service provider has been using nGeniusONE for their mobile packet control and user plane monitoring, and this has been successfully improving service levels to our service triage of workflows. This track record combined with our ASI based business intelligence capabilities have secured our role in the grand expansion of their mobile core network and winning us a significant deal this quarter against a number of legacy vendors at the account.

Our success in helping service providers gain better visibility into the performance of their mobile networks is also leading to new opportunities in other parts of their network. One of our North American service provider customers selected NetScout Service Assurance Solutions this quarter to help them unify their mobile, fixed line, and traditional corporate IT infrastructures in a deal valued in excess of $1 million.

Additionally, last quarter, I highlighted our progress in the cable multi-service operator area where we are winning new projects to help these service providers monitor and manage carrier grade Wi-Fi connectivity services that are being rolled out to attract and retain consumers in an intensely competitive marketplace. We continued to gain traction on this front during the third quarter with multiple large deals, and we view this as an area of ongoing future expansion.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

In the enterprise, leveraging the strength of our nGeniusONE and ASI technologies and our compelling service triage solution, we have been expanding our business with existing customers and have won beachheads across all of our sales territories spanning service provider and enterprise accounts in financial services, transportation, and other industries.

One significant new customer win that I would like to highlight was our success at a North American railway company, the latest in such a series of such wins, with GeoBase. We were selected and deployed to monitor and assure to effective service triage the rail-based business critical applications, including centralized train management, cargo tracking, crew scheduling, and also unified communications. We won this deal against the top competitor on the basis of the holistic integrated view into performance that is enabled by our nGeniusONE solution.

We have also produced good results in the government sector, which also relies on our solutions. Last quarter, I noted a key win involving a major agency acting as an internal provider of IT services to other agencies within the Department of Defense. NGeniusONE is their principal service platform. This quarter, we fulfilled additional orders to help them better manage their voice, video, mobility, and UC programs. Our ability to monitor both call quality and session management at scale in IT-based unified communications has been a tremendous asset that has truly distinguished NetScout in the marketplace.

We are seeing that, across a wide range of industries, customers are turning to NetScout to help them maximize their return they are getting on the investment in unified communications and collaboration systems that typically include integrated instant managing, IP-based telephony and video conferencing.

We have also added new talent to our leadership team. During the quarter, we added a new leader for our HR organization which comes on the heels of adding our VP of Investor Relations and our VP of Worldwide Marketing, both of whom came on board in the previous quarter.

The recognition of NetScout in the marketplace continues to grow. In December, NetScout was named by Forbes to its annual list of Top 100 Small Companies. We ranked 51st overall and ninth in the software and programming industry category. This marks the Company’s third time on the publication’s Best Business rankings and in the past five years, a previous inclusion in 2012 and 2010. And, just yesterday, Frost and Sullivan, a leading independent research firm, named NetScout as its 2015 Global Company of the Year for network visibility and intelligence.

As we look ahead, NetScout plans to invest in further building our brand in the marketplace. We recently announced that we have engaged W2O to serve as our integrated marketing and public relations agency of record. And we are preparing to leverage our participation at upcoming major trade shows like Mobile World Congress in March in Barcelona as well as major enterprise shows such as Cisco World Leader in the spring.

Another element in our sales and marketing efforts to build stronger ties with our existing customers is our highly effective and successful Annual Engage User conference, the next of which will be held in the Washington, DC area in the middle of April.

That concludes my remarks. I will turn it over to Jean now.

Jean Bua - NetScout Systems, Inc. - SVP, CFO

Thank you, Michael, and good morning, everyone. I plan to review key metrics for both the third quarter and first nine months of fiscal year 2015, and then I will discuss our guidance. As mentioned at the outset, we will be referencing non-GAAP metrics when appropriate and comparing all figures against the comparable prior-year period unless otherwise noted.

To begin our financial discussion, we will be starting with Slide number 8 of our presentation which is the accompanying our call and is posted on our website. For our third fiscal quarter, total revenue was $122.8 million, which is an increase of 11% from the same quarter in fiscal year 2014. Our product revenue was $76.4 million, which is an increase of 12% over the same quarter in fiscal year 2014.

Service revenue was $46.4 million, which is a 10% increase on a non-GAAP basis from the same quarter in the prior year. The uptick in our service revenue growth reflects our strong product sales over the past two years.

Our earnings per share for the third quarter were $0.59, which is an 18% increase from the same quarter in the prior year.

Let’s turn to Slide 9 to review our profitability during the third quarter in more detail. We again achieved our quarterly results while delivering strong margins that remain within or near our long-term targets.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

Focusing on the non-GAAP metrics on the lower half of the slide, our gross profit was $97.1 million, representing a 79.1% gross margin. This compares against $88.1 million and a gross margin of 79.7% for the prior year.

Income from operations was $38.8 million and our operating margin for the quarter was 31.6%. As Anil mentioned, we have made significant progress in advancing our strategy over the past several years and the 18% growth in operating income from the prior year demonstrates our operating leverage as we continue to grow revenue.

Net income was $24.6 million, or $0.59 per diluted share, which grew 17% from last year. The net income margin was 20%, which is up from 19% one year ago.

In terms of the strong earnings per share performance this quarter, we benefited from both one-time items as well as strong operating leverage resulting from the successful execution of our strategy. About half of the EPS increase was one-time in nature and consisted of two major items. First, the reinstatement of the research and development tax credit contributed about $0.02 this quarter. The remainder was primarily driven by the transitioning of our marketing leadership and our ongoing analysis of our marketing strategies, including marketing programs, advertisement, staffing, et cetera.

The other dynamic that has fueled our strong earnings growth is the success of our five-year strategy, which we put into place in fiscal year 2012. We are now harvesting the fruits of the significant investments we made over the past three years in R&D and new technology acquisitions, which we integrated into the launch of our nGeniusONE platform as well as our investment in sales personnel. As we move forward with the acquisition of Danaher’s Communications business, we are confident that we will be able to replicate that type of success once again.

Slide 10 shows our performance during the first nine months of fiscal year 2015. In terms of our non-GAAP metrics, total revenue during this period was $334.3 million, which is an increase of 17% over revenue of $284.7 million from a year ago. Product revenue for the first three quarters was $198.8 million, which represents an increase of 21%. Service revenue was $135.5 million, which is a 12% increase. As I alluded to earlier, our service revenue growth shadows the strength in our product sales. For the first nine months of fiscal year 2015, EPS was $1.35 per share, a 29% increase.

Slide 11 provides detail on product revenue composition for the first nine months of fiscal year 2015. As a reminder, the timing and magnitude of various projects by our customers can skew, on a year-over-year basis, the quarterly comparison, which is why we focus our commentary on the year-to-date trends.

The components of our $198.8 million of product revenue through the first three quarters of fiscal year 2015 were as follows. General enterprise product revenue was $89.4 million, or 45% of total product revenue. Service providers product revenue was $82.5 million or 42% of total product revenue. Government product revenue was $26.9 million or 13% of total product revenue.

We have continued to see product revenue growth accelerate with enterprise and government customers over the past three quarters. The following sectors within general enterprise have showed strength through the first nine months of the year. Healthcare, utilities and energy, and manufacturing have been stand-out gainers, while our largest single vertical, financial services, has continued to grow modestly. Our results reflect a clear recognition by customers that application and service assurance and end user experience are paramount to achieving their business objectives.

Slide 12 illustrates our product revenue growth rate for the first nine months of fiscal year 2015 by verticals. Consistent with our earlier comments, general enterprise has generated product revenue growth of 14% for the first nine months. Given that outperformance in this sector was essentially flat at the start of the year, we are pleased with the velocity of the enterprise product revenue acceleration, which demonstrates growing traction of our nGeniusONE platform with ASI technology.

Service provider product revenue is up by 18% for the year-to-date and is in line to achieve 20% product revenue growth for fiscal year 2015 over the prior fiscal year.

As we noted earlier, we have made good progress in the government vertical as product revenue has grown by 71%. As Anil mentioned, government business can be lumpy, but we are well-positioned to help government agencies through nGeniusONE and ASI technology implement major projects around data center consolidation, virtualization, and the cloud.

Slide 13 shows our total revenue composition for the first nine months of fiscal year 2015. The composition of our $334.3 million of total revenue for the first nine months of fiscal year 2015 was as follows. Our general enterprise customers represented $159.4 million, or 48% of total revenue. Service providers generated $126.9 million, or 38% of total revenue. And government customers produced $48 million, or 14% of total revenue.

Turning to Slide 14, this depicts our total revenue growth by sector for the first nine months of fiscal year 2015. Reflecting my earlier review of the third quarter and the related detail on product revenue, our total revenue for the general enterprise sector is now up by 10% on a year-over-year basis while service providers is now up by 20% overall. Total revenue in government is up by 41% for the year-to-date.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

Let’s turn to Slide 15 for a review of our revenue by geographic region for the first nine months of fiscal year 2015. For the first nine months of the year, the revenue mix was 76% domestic and 24% international, which is generally consistent with historical trends. We have continued to grow in North America and outside of it in all major regions of the world. Within our international revenue, Europe represented 11% of revenue with 6% for Asia and 7% for the rest of the world.

Slide 16 details our balance sheet highlights and free cash flow. We continue to maintain strong liquidity. At the end of the third quarter, we had invested cash, short-term marketable securities, and long-term marketable securities of $240.7 million. Combined with our current revolver capacity, our total liquidity is closing in on $500 million.

Financially, we remain very well positioned to execute on our near-term (technical difficulty) and go-to-market strategies. Our fiscal year 2015 free cash flow for the first nine months was $48.5 million. This reflects $57.3 million in cash flow from operations less $8.8 million in capital expenditures and the purchase of intangible assets. While our free cash flow generation was strong in Q3, our performance to date is down slightly against the comparable nine-month period one year ago as a result of changes in working capital.

Accounts receivable, net of allowances, was $83.4 million, up from $60.5 million at the end of fiscal year 2014. Days sales outstanding were 62 days for the quarter, which is in line with historical trends as DSOs for the same quarter last year was 61 days. Inventories were $10.3 million. This is down by $2.3 million since the end of fiscal year 2014.

Our total deferred revenue was $134.6 million, which is up slightly since the end of March and has generally trended according to historical pattern. With that said, the deferred balance was impacted by the timing of one large customer service renewal which occurred in early January 2015 instead of the end of our third quarter.

During the third quarter of fiscal year 2015, we were not active in the market in terms of our stock repurchase program, which reflected the timing associated with the announcement of our acquisition and the subsequent time that elapsed between that announcement and filing the S-4 registration and proxy statement. As a reminder, we have historically repurchased 250,000 shares on a quarterly basis to help neutralize the dilutive effect of associated with the exercising of restricted stock grants by employees. For the fiscal year 2015 to date, NetScout has repurchased 500,000 shares at an average price of $41.81 per share, which totals $20.9 million. We expect to resume our buyback activity early next week.

Turning to our guidance for fiscal year 2015, Slide 17 illustrates our guidance range for revenue and earnings per share, which we are updating for both revenue and earnings per share. With one quarter remaining in our fiscal year, we have narrowed our target GAAP and non-GAAP revenue and now anticipate that total fiscal year 2015 revenue will be in the range of $455 million to $460 million. This keeps the midpoint of our original guidance intact and would represent total revenue growth of roughly 15% to 16%. The driver of our revenue growth continues to be our product revenue, which is expected to grow in the range of 17% to 19% for the full fiscal year.

Our earnings per share guidance range for fiscal year 2015 has been updated to reflect our strong year-to-date results. We now anticipate EPS in the range of $1.87 to $1.91. We would translate into an EPS growth rate range of 22% to 25%.

As I mentioned earlier, the research and development tax credit was renewed in December and is applicable to the full year. This change is reflected in our effective non-GAAP tax rate for the fiscal year 2015 of approximately 37%. Our guidance reflects our ability to convert solid revenue growth into even stronger operating profit growth while continuing to direct important investments into our operations in areas such as research and development, sales, and marketing.

Before we conclude the financial portion of our remarks, we will continue our efforts to reach out to our shareholders through both calls and meetings. We are also planning to participate in two investor conferences next month. We will participate in the Stifel Technology, Internet, and Media Conference in San Francisco on February 10, and we will attend the Wells Fargo Cyber Security Forum on February 25 in Boston.

That concludes our prepared remarks this morning. Thank you for joining us and we look forward to taking your questions.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

QUESTION AND ANSWER

Operator

(Operator Instructions). Mark Kelleher, D.A. Davidson.

Mark Kelleher - D.A. Davidson & Co. - Analyst

I just wanted to look at gross margin on the product side to start off. It seemed to dip a little bit in the quarter. Can you just address the competitive environment and what you are seeing there?

Jean Bua - NetScout Systems, Inc. - SVP, CFO

Sure, Mark. This is Jean. Gross margin, as you know, we have invested over the last few years in our premium services, which assists our customers in rapidly implementing our solutions so that they can gain value as soon as possible. Additionally, in this quarter, we had invested in inventory for a unique customer opportunity that didn’t advance during the quarter, so we took a reserve, which impacted the gross margin.

Mark Kelleher - D.A. Davidson & Co. - Analyst

Okay. And last question, on the operating line, you have got some good leverage there. Are any of those being affected by the pending merger, G&A particularly? Are there any — is the merger affecting any decisions you are making on those lines?

Jean Bua - NetScout Systems, Inc. - SVP, CFO

No, not at this time. We consider that — until the transaction is complete, we still have to provide service to our customers, continue to move forward with our plans and to continue to generate returns to our shareholders.

Mark Kelleher - D.A. Davidson & Co. - Analyst

Okay, thanks.

Operator

Scott Zeller, Needham and Co.

Scott Zeller - Needham & Co. - Analyst

Could you comment, please, on the comments from Anil regarding the 10% growth, and if you could lay out a broad timeline on what your expectations would be for that?

Anil Singhal - NetScout Systems, Inc. - President, CEO

Well, we talked about — I mean, we were sort of reiterating what we have already thought in the S-4. So we said, if you look at the individual numbers, which was projections for standalone companies based on certain investments, we have some numbers in there. But we talked about basically almost like a CAGR of 10% over the next five years after the first year of the combined operation. (multiple speakers) starting with the $1.2 billion-plus number.

Scott Zeller - Needham & Co. - Analyst

Okay. Just to clarify, that is post- — that is having one year under the belt. One year under the belt that we are looking at that growth?

Anil Singhal - NetScout Systems, Inc. - President, CEO

Right, yes.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

Scott Zeller - Needham & Co. - Analyst

Okay. Thank you for clarifying that.

Operator

Kevin Liu, B. Riley and Co.

Kevin Liu - B. Riley & Co. - Analyst

Just a quick question on the revised revenue guidance range. It obviously implies kind of flattish revenues in the fourth quarter. So I’m wondering if you could talk about some of the puts or takes there. It does seem like sort of service provider needs to accelerate a little on the product side to keep you at a 20% growth rate. Enterprise has clearly been ramping strongly as well. So just wondering if there is any area where you expect it to slow up a bit just from a quarterly perspective or if there are other factors that drive a more conservative guidance?

Anil Singhal - NetScout Systems, Inc. - President, CEO

Well, I think, first of all, I don’t know why you are calling it conservative guidance. It is exactly the same as what we had one year ago. And as to the quarterly, we have mentioned many times previously that service provider revenue is lumpy and one quarter — something in the first quarter or the previous quarter are moving things in the next quarter or sometimes even into the next fiscal year quarter one can make a big difference. So we don’t look at service provider. I think it is probably not right to look at the trends on a service provider basis business over the quarter, what is the quarter basis. That is why we started talking about year-to-date numbers. So I think if you look at it that way, I think the growth has been sort of consistent with the 20% we had suggested at the beginning of the year.

Kevin Liu - B. Riley & Co. - Analyst

Understood. And just one last question. You guys had talked last quarter about potentially re-capitalizing the balance sheet to perhaps buy back some stock post acquisition. Just wondering if you could update us on whether — how much leverage you are willing to put on this business and anything in the way of how sizable of a buyback you would be willing to pursue.

Jean Bua - NetScout Systems, Inc. - SVP, CFO

Hi, Kevin. This is Jean. So as you know, as you mentioned, we have been looking through our strategies as it relates to RAC optimization, share buyback, tax strategies. We are still in that process. We have different alternative that we are looking at.

Our EBITDA on a combined basis could be anywhere from — between — I’m going to give you a very broad range — $300 million to $400 million in the first full year of operation. So we are generally conservative in nature and we are still reviewing all of these guidelines and thinking about the ROT. So, at this point, we still would be thinking about what we think makes most sense and looking at how the transaction is unfolding in the timeline. So we will get back to you when we have a much firmer idea of exactly which alternatives we’ll be pursuing.

Kevin Liu - B. Riley & Co. - Analyst

Okay. Thanks for taking my questions.

Operator

Eric Martinuzzi, Lake Street Capital.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

Eric Martinuzzi - Lake Street Capital - Analyst

Congratulations on the good December quarter. My question has to do with the antitrust review. It is kind of in two parts. First of all, I am curious to know. Are they looking at the merger more from a this is a probe market or are they looking at it more is this a service assurance market? And then the second part, since they came back to you from your initial submission, what has changed? What else are they looking for greater clarity on?

Anil Singhal - NetScout Systems, Inc. - President, CEO

Well, I not sure whether we can talk about a lot of details, but, yes, we have — and the best way to look at this, market, Eric, is that the service assurance market because we compete for budget in the service provider space. And, clearly, their questions are more related to Tektronix and hardly anything to do with Arbor and Fluke, so I just want to clarify that and maybe you are referring to that also. In that space, we compete, actually, more with service assurance vendors who say you don’t need probes or embedded solutions from MEMs some new breed of customers like IBM and buying an op factory and doing big data analytics as well as emerging solution in the virtualization space. So when we look at that market, then we look at all these areas of the general service assurance space. They may have looked at it initially as the IP probe market space and maybe that prompted some of the questions. But we don’t always know all the details and concerns. And so we are working through this and we still — we are still optimistic, as we mentioned, to meet the original timetable of closing.

Eric Martinuzzi - Lake Street Capital - Analyst

Okay. Thanks. And then one last question. The FX impact, you guys mentioned about three-quarters of the business is domestic, but you do still have about a quarter overseas. Jean, for the quarter, in the guide, what was the FX impact?

Jean Bua - NetScout Systems, Inc. - SVP, CFO

It was negligible.

Eric Martinuzzi - Lake Street Capital - Analyst

Okay. That would be just kind of the cost structure offsetting the revenue impact?

Jean Bua - NetScout Systems, Inc. - SVP, CFO

Usually, around the globe, we sell mostly in US dollars. It is one of our, I would say, advantages. So anything that is sold in foreign currency is extremely minimal to our revenue line item. And then, we do have treasury activities that we use to offset the FX in our cost structure.

Eric Martinuzzi - Lake Street Capital - Analyst

Okay, thanks for taking my questions.

Operator

(Operator Instructions). Alex Kurtz, Sterne, Agee.

Alex Kurtz - Sterne Agee & Leach Inc. - Analyst

Anil, back to Tektronix here and what the organic growth rate is, and I think that is a question that keeps coming up with investors that we speak with, going back to the filing in December, obviously, if you back it out, there is some deceleration in that business year-over-year. And as I understand it, maybe that is customer specific, but when you mentioned a 10% growth rate after the first year of integration, I think people are trying to understand. Is that really what you think the organic growth of the combined business is, or is that a conservative take based on what you see at Tektronix tracking to today?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

Anil Singhal - NetScout Systems, Inc. - President, CEO

No. I mean, you have seen the numbers. They are not tracking to 10% today. And you have seen the total business (technical difficulty) the total business is not tracking to 10% if you look at the forecast or the numbers we have in that store. So a lot of it is organic. A lot of it is cross-selling. A lot of it is the combined value of monitoring plus troubleshooting. And there are always price pressures on the network management or service assurance space. And so sometimes you can mitigate that with more greater value without changing the price where we believe that somebody is going to get a lot more value for roughly the same price. And that will promote the value of the instrumentation. And also, while CapEx spending is a challenge, I think some solutions can help them reduce CapEx spending. So those are some of the things. So if you have — a bulk of it is — I mean all of the nonorganic parts will be all seen in the first year or during the first year, all the growth will come as organic after that.

Jean Bua - NetScout Systems, Inc. - SVP, CFO

Hi, Alex. This is Jean. Just to add on to Anil’s comments, as we have talked before, there is very little product overlap. So the products, the technologies are very complementary and they will serve our markets that we are in on a standalone basis very well. And, reciprocally, for the market that they are in, our technology will also serve their markets. So we see that, through the combination of this strategic acquisition, that we will be able to benefit our customers, both the Tektronix and the NetScout customers, through cross-selling different product technologies as well as getting new customers around the globe as the trends that we have talked about on the call today, LTE, virtualization, make it a much more complex world where they need all of the solutions that we bring in the way of monitoring and troubleshooting to get their customers the best experience possible.

Alex Kurtz - Sterne Agee & Leach Inc. - Analyst

So Jean, just to clarify, I mean, the product growth in the filings in December show Tektronix decelerating from a product growth perspective. So the conviction that, post the integration, that you can reverse that trend, that is based on the view that there is going to be more efficiencies in the market in how NetScout sells both products and that — or there is more customer specific issues there that you think are going to get reversed.

Anil Singhal - NetScout Systems, Inc. - President, CEO

Well, let me just mention a couple of things. One is that Tektronix’s portion will be only one-third of the total revenue in the first year. So I just know — I want to make sure that we — that is just one-third of the total. We have security. We have other stuff.

The second thing is some of the investment Tektronix has made in a company called Newfield Wireless RAN Optimization just happened about a year ago. And they have reaped the revenue stream. So we might be able to compensate for some of the other issues where Tektronix has failed or they were already planning to do that, will be able to compensate or forfeit with this other investment which will come to fruition now.

Alex Kurtz - Sterne Agee & Leach Inc. - Analyst

Okay. Thank you guys.

Operator

Chad Bennett, Craig-Hallum.

Chad Bennett - Craig-Hallum Capital Group - Analyst

So, did you have any 10% customers in the quarter, Jean?

Jean Bua - NetScout Systems, Inc. - SVP, CFO

No, we did not.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

Chad Bennett - Craig-Hallum Capital Group - Analyst

Okay. And year-to-date, what is that number? Is it —?

Jean Bua - NetScout Systems, Inc. - SVP, CFO

We have no 10% customers on a year-to-date basis either.

Chad Bennett - Craig-Hallum Capital Group - Analyst

Okay. Perfect. And then, in the non-GAAP part of the expenses, the business development expense went up quite a bit sequentially, obviously because of the Danaher transaction. So I think it went up about a little over $3 million sequentially and obviously benefited non-GAAP EPS this quarter. Is that kind of a run rate, at least until the deal closes, or how should we think about that in the March quarter?

Jean Bua - NetScout Systems, Inc. - SVP, CFO

So, in the quarter, we probably will continue to have some business development expenses. I would imagine, sitting here today, that our guidance includes about $6.5 million, so $6 million to $7 million of business development expenses for the year.

Chad Bennett - Craig-Hallum Capital Group - Analyst

Okay, all right. In the service providers side of the business, is there any way to characterize what you see what the prospects are over the next couple of quarters, three to four quarters, even, in terms of what the pipeline looks like from new customers, international customers, further 4G rollouts versus voice-over-IP or other applications that service providers are going to roll out over the next year? Is there any way to characterize where you will see growth going forward in that business?

Anil Singhal - NetScout Systems, Inc. - President, CEO

So I think one thing is that all these things which you are talking about, whether it is voice-over-IP or voice-over-LTE or continued capacity expansion on LTE and other areas in both the US market and international, we continue as we develop the case this year, so no big ups and downs. I think it will be very hard to come up with gross numbers and share that. Because we are in the midst of this combination, we don’t know whether we are going to have one quarter of stand-alone or — I mean, or been with the combined stops and starts. At the high level, we look at for the stand-alone company roughly similar patterns as last year, but that doesn’t mean it will be the same pattern quarter over quarter versus last year.

Chad Bennett - Craig-Hallum Capital Group - Analyst

Okay.

Jean Bua - NetScout Systems, Inc. - SVP, CFO

So on a general worldwide trend, as we have talked before, the US and some of the Asian countries are the leaders in LTE. So NetScout has been very successful in the past few years as they have been rolling out their network and just making sure they have got connectivity. Those areas should continue to roll out applications of services with VoLTE being the first one. And then the rest of the globe, as you circle around the globe, they are also anticipated over the coming years to be rolling out LTE and 4G also. So we would anticipate that those trends that you see in the US will continue to roll out through Asia and Europe as they also experience the need to move to a data intensive network that their consumers respond to well.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

Chad Bennett - Craig-Hallum Capital Group - Analyst

Sorry. Am I still live?

Andrew Kramer - NetScout Systems, Inc. - VP IR

Yes, you are.

Jean Bua - NetScout Systems, Inc. - SVP, CFO

Yes. Go ahead, please.

Chad Bennett - Craig-Hallum Capital Group - Analyst

Just one last one, quick, for Anil. Anil, you voiced a little bit of frustration I think last quarter — maybe frustration is the wrong word — on the adoption of nGeniusONE. That being said, enterprise had another great quarter again this quarter. Any type of color on nGeniusONE adoption and penetration into the APM marketplace? And then I will jump off-line. Thanks.

Anil Singhal - NetScout Systems, Inc. - President, CEO

Yes. So I think it is not really frustration. I think maybe a little bit I would expect a little higher in terms of the time it will take to start gaining traction. And we see that. I think some of the better-than-expected numbers is in nGeniusONE. Some is the traction in the unified communication area. So I think all in all, maybe our expectation was too high. But, I think we are not frustrated. Customers are really excited and there is a lot of excitement in the sales force which can be seen by very little accretion, if any, during this last 18 months. So I think people are really excited and maybe they are too excited and too optimistic about how long it takes to get traction even with existing customers. But I think now it is mostly behind us.

Andrew Kramer - NetScout Systems, Inc. - VP IR

Operator, next question.

Operator

Matt Robinson, Wunderlich Securities.

Matt Robison - Wunderlich Securities Inc. - Analyst

I want to talk to you a little bit about how you are defining your accretive you mentioned. First of all, is it accretive in the second year of operations or the first year? You guys grew earnings (multiple speakers) a little more context, Anil. You had earnings (multiple speakers) percent.

Anil Singhal - NetScout Systems, Inc. - President, CEO

(multiple speakers) Yes. Well, what accretive means that we will be — it is compared to what we would have done as a standalone company in fiscal year — so in the first two years of operations. (technical difficulty) first 12 months of operations of the combined company, whatever we will have done, would be done with the combination or with the combination, and so that is what accretive means. That is using the base. And right now you don’t have the numbers, but if you were to — if it will magically go into close on April 1, then it will be accretive to the fiscal year 2016 guidance which we’ll provide as a standalone company.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

Matt Robison - Wunderlich Securities Inc. - Analyst

Okay. So you guys grew based on the guidance implied for your fourth quarter about 24% EPS for 2015. So we would expect some level of earnings growth comparable to that or maybe comparable to last year when you grew 17%, or do you expect that there would be a dramatic slowdown in your organic business that would therefore make a lower growth rate accretive?

Jean Bua - NetScout Systems, Inc. - SVP, CFO

So when we think about the business going forward, as we have talked about in the past where in the fourth year of our five year strategy — and we have discussed that we would be going into areas that included business intelligence, cyber security, increased functionality so that service providers could monitor a customer experience. And as we look through those plans, we would come out with our next five-year operating model, which would have been predicated on, say, FY 2016 forward. The Danaher acquisition at this time negates the necessity for us to continue to develop in those areas after the transaction comes to fruition.

So when we talk about accretive, when we put the combined companies together in the first full year of operations, which, of course, is dependent on when the transaction closed, we had measured it as at least $0.01 accretive to guidance at that time.

What you are experiencing — what we are experiencing in the business this year is, as we talked about on the call, a few one-times but mostly the success that we have had in improving our operating margins and our revenue as a result of the investments that we made back in FY 2012, FY 2013, and FY 2014. So, we anticipate that as we go into the first full year of operation, we will be able to obtain synergies with the tech com business and that that same pattern of being able to produce quality technologies to face the trends that our customers are experiencing, along with our continued prudent cost control, that we will be able to get back to significant returns towards the end of our next five-year period or even in the middle of our five-year period. So as we work through the FY 2016 plans and the Danaher acquisition timing, when we come out with guidance, we will explain all of these items to you.

Matt Robison - Wunderlich Securities Inc. - Analyst

Now, you guys grew pretty well during those investment years. You grew 19% in 2013, 17% in 2014. And before you announced the Danaher deal, you talked about getting into these new markets. There was no discussion that you were going to bomb the income — the P&L with a huge amount of investment at that time. So if you presume that you were going to have a more measured investment so that you could perform similarly to your past investment periods, you would still potentially be growing in the high teens rate. So with Danaher, do you still think you can grow like that, or is it going to be that much of an investment?

Anil Singhal - NetScout Systems, Inc. - President, CEO

I think there is some confusion on how you are treating what is accretive. And what we are saying is that EPS will still be higher even in the first year of operation than were we as a standalone company. And so that is what we are defining as accretive. That is how everyone defines as accretive, that our EPS, with or without Danaher, I mean, even with the combination of Danaher, will be at least $0.01 higher than it would have been. So that takes care of all those things. I think growth rate is not the best way to look at it. We have a bigger base and things like that.

Jean Bua - NetScout Systems, Inc. - SVP, CFO

So just to summarize, in the registration statement, we said that we would have a CAGR of 10% on a clearly much larger business, which is over $1 billion, as Anil has referenced, $1.2 billion, and that we feel confident that our operating margins will continue to increase and that we will hit 30%-plus by the end of — before or by the end of our next five-year period, and that we will continue to generate significant cash flow. And we stand confident in the Danaher acquisition and what we will be able to do with that business.

Matt Robison - Wunderlich Securities Inc. - Analyst

That sounds great.

Jean Bua - NetScout Systems, Inc. - SVP, CFO

(multiple speakers) customers and shareholders.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

Matt Robison - Wunderlich Securities Inc. - Analyst

That sounds great except you are not really addressing the dilutiveness, but I can see this probably isn’t going to go anywhere in this call. I just have a couple more questions. I guess your operating cash flow down year-over-year is principally due to the business development expense?

Jean Bua - NetScout Systems, Inc. - SVP, CFO

No. It is principally due to changes in working capital, just with the balances of receivables. In the third quarter, we usually get a lot of service renewals. It is one of our stronger quarters. It comes in at the very end of the time period. So, we have very little revenue, but higher receivable balances. And the receivables — the DSO, as I said, is relatively consistent with what it was in Q3 of last year.

Matt Robison - Wunderlich Securities Inc. - Analyst

Yes. I was given the year-over-year comparison that you would decline not to sequential so it really doesn’t answer that. Can you just —

Jean Bua - NetScout Systems, Inc. - SVP, CFO

No. It does answer that, Matt. I think we were down about $3 million and I told you it was because of receivables, working capital, and that the DSO is about 62 this quarter versus 61 in Q3 of 2014.

Matt Robison - Wunderlich Securities Inc. - Analyst

What was the —

Andrew Kramer - NetScout Systems, Inc. - VP IR

In the interest of time, Matt, we are going to have to move on because I know the call has gone long.

Matt Robison - Wunderlich Securities Inc. - Analyst

(multiple speakers)

Andrew Kramer - NetScout Systems, Inc. - VP IR

Matt. Sorry. The call has gone a bit long. We are sensitive to people’s time. I believe there is one person in our queue. We would like to move onto the next question, operator.

Operator

Scott Zeller, Needham and Co.

Scott Zeller - Needham & Co. - Analyst

Just a follow-up question. Thank you. Brief. So you mentioned in the enterprise commentary, Jean, that healthcare and utilities had performed well. Could you or Michael or Anil comment on what it is that is driving spending in those two verticals, healthcare and utilities, that maybe we haven’t seen previously? Why is business better in those verticals?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

Anil Singhal - NetScout Systems, Inc. - President, CEO

I think there are at least two things, but unfortunately we cannot talk about the names. But I think people are, first of all, moving to unified communications. And so they are revamping their tool set and things like that. There are a couple of places, even though we are not deep down into the security area, where product is being used for compliance. So those are two or three big new use cases or revived use cases for us, which is driving some of that performance in healthcare. Michael?

Michael Szabados - NetScout Systems, Inc. - COO

Yes. Prominently, and there is also signs that spending gets driven by one major service or application. One is mission-critical, a new application rollout, will drive significant new instrumentation for that one particle of service or application. So that (technical difficulty) (inaudible) in the energy sector, utility sector, as I mentioned, the railways and certainly in healthcare.

Jean Bua - NetScout Systems, Inc. - SVP, CFO

And, Scott, just one more thing. In the healthcare sector, one of the customers that is in (inaudible) just continues to illustrate the customer loyalty that we have and the fact that we have been penetrating this customer through our different solutions and through their different departments. So they have been a flagship customer for NetScout and the success that we have in the relationship with our customers and being able to continue to provide solutions for them.

Scott Zeller - Needham & Co. - Analyst

Thank you.

Andrew Kramer - NetScout Systems, Inc. - VP IR

Great. Operator, are there any other questions remaining?

Operator

There are no further questions at this time.

Andrew Kramer - NetScout Systems, Inc. - VP IR

Great. Well, I would like to thank everybody for their time and joining us this morning. As always, we look forward to any follow-up questions that you might have, and feel free to reach us at Investor Relations at IR@NetScout.com. In that regard, we look forward to our next quarterly call, which would be our fourth quarter, and that would occur likely in the late April, early May timeframe. Look forward to continued dialogue with our investors. Thank you very much.

Operator

This concludes today’s conference call. You may now disconnect.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 22, 2015 / 01:30PM GMT, NTCT - Q3 2015 NetScout Systems Inc Earnings Call

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2015 Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.